UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Harvest Volatility Edge Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

420 Lexington Ave., Suite 2620

New York, New York 10170

Telephone Number (including area code):

212-682-7822

Name and address of agent for service of process:

Curtis F. Brockelman, Jr.

c/o Harvest Volatility Management, LLC

420 Lexington Ave., Suite 2620

New York, New York 10170

Copies of all communications to:

Julien Bourgeois, Esq.

Dechert LLP

1900 K Street N.W.

Washington, DC 20006

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York, in the State of New York on the 1st day of September, 2017.

Harvest Volatility Edge Trust

By:
/s/ Curtis F. Brockelman, Jr.
Curtis F. Brockelman, Jr.
Trustee

Attest:

/s/ Richard L. Selvala, Jr.
Richard L. Selvala, Jr.
Chief Executive Officer, Harvest Volatility Management, LLC